UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

March 20, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

 ALBERTA STAR CONTRACTS TERRAQUEST LTD. TO PERFORM A REGIONAL HIGH RESOLUTION RADIOMETRIC SURVEY OVER THE ENTIRE ELDORADO & CONTACT LAKE IOCG & URANIUM BELTS

Alberta Star Development Corp. listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the company has contracted Terraquest Ltd. to perform a Regional High Resolution Aeromagnetic Gradiometer-Radiometric Survey over its Eldorado, Contact Lake IOCG & uranium project this summer. This large airborne geophysical survey will consist of 16,708 line-kilometers at 100 meter line spacings and will begin in late June.  The Terraquest radiometric survey is considered one of the industry’s finest tools to enhance uranium exploration capabilities by showing high definition conductive uranium targets. The Terraquest airborne survey will be conducted using a King Air 90 gradiometer radiometric equipped aircraft, .and will cover a large regional area from south of Contact Lake and north of the Port Radium/Eldorado uranium belt. The survey will be performed under the supervision of Jan Klein, M.Sc, P.Eng, P.Geo, Alberta Star’s Chief Geophysicist.

Tim Coupland, President & CEO commented: “This will be one of the largest regional airborne surveys ever conducted over this region using 21st century geophysics. This survey will allow Alberta Star to properly evaluate the mineral potential of the Eldorado & Contact Lake IOCG & uranium belts in the Great Bear Lake region of the Northwest Territories.  Alberta Star intends to develop an area with a history of high grade mineral production that is recognized by geologists to be one of the most prospective IOCG areas anywhere in the world. The Port Radium- Eldorado uranium district was one of the top uranium producing areas in Canada during the 1930’s and 1940’s, with over 15 million pounds of historic uranium production. Alberta Star has now completed one full season of comprehensive exploration in this area and has confirmed the presence of high grade copper, gold, silver, cobalt, nickel, bismuth and uranium mineralization. This regional land package, which contains six former and past producing silver and uranium mines, allows Alberta Star and its geological team to gain maximum exposure while drilling to a wide spectrum of base and precious metals and uranium. It is planning a large drill program for the 2006-2007 seasons. Alberta Star has assembled a highly regarded IOCG & uranium technical group of experts with advanced uranium exploration expertise that will oversee the direction of the project.”

DRILLING 15,000 METER DRILL PROGRAM-CONTACT LAKE IOCG & URANIUM PROJECT

A recently completed interpretation report by Dr. Hamid Mumin of Brandon University, covering the various geophysical data sets and available geological information relating to the Contact Lake property recommends the execution of comprehensive exploration program for 2006. The program will include additional ground and airborne geophysics such as localized Induced Polarization/Resistivity (IP/Res) geophysics over selected portions of the high-amplitude magnetic anomalies, mapping, line-cutting and then followed by a comprehensive 15,000 meter drill program at Contact Lake, targeting the high-priority areas. The scheduled holes will be drilled to an average depth of 200 -500 meters per-hole using a Boyles 25A. Drilling is expected to commence in mid to late April 2006.

CONTACT LAKE-5 YEAR CLASS “A” DRILLING PERMIT ISSUED-FULLY PERMITTED

Alberta Star has been granted a five year Sahtu Land & Water Board Class “A” Land Use Permit for diamond drilling on the Contact Lake Project. The diamond drilling permit is valid until August 24, 2010. Alberta Star is the first mineral exploration company in over 10 years to receive a Class “A”-5 Year drill permit in the Great Bear Lake Sahtu Dene Land settlement area for mineral exploration and diamond drilling. Alberta Star is fully permitted for diamond drilling in the Sahtu Dene Land Settlement Area at Contact Lake.

CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECT

The Contact Lake project is located 5 km southeast of Port Radium on the east side of Great Bear Lake Northwest Territories and is 670 kilometers north of the city of Yellowknife. The total size of the Contact Lake project and surrounding area is over 51,473.96 acres in size.  The Contact Lake Project is located 5 kilometers from two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Mine is a former past producer of silver and high grade uranium.  The Contact Lake Mineral belt encompasses an extremely mineral rich portion of the Great Bear Magmatic Zone, as evidenced from the production records of six former past producing silver and uranium mines in the area.  The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within Alberta Star’s land package ownership. Alberta Star is the first mineral exploration company in 75 years to successfully stake, acquire and control one entirely contiguous land package in this mineral rich region. The Contact Lake Mineral Belt is approximately 15 kilometers long and is recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions located anywhere in the world. The current spot price for uranium is now $40.00 US as of March 20, 2006.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, and finances advanced stage exploration projects in Canada. Alberta Star is focusing in the discovery of base and precious metals and uranium deposits.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumin Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.